SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
               OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-00483

                                Mallinckrodt Inc
                                ----------------
               (Exact name of registrant as specified in charter)

               675 McDonnell Boulevard, St. Louis, Missouri 63134
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   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock Purchase Rights
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            (Title of each class of securities covered by this Form)

             6% Notes due October 15, 2003,
             7% Debentures due December 15, 2013,
             Common Stock, $1 par value per share and
             4% Cumulative Preferred Stock, $100 par value per share
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]                       Rule 12h-3(b)(1)(i)    [X]
Rule 12g-4(a)(1)(ii)   [_]                       Rule 12h-3(b)(1)(ii)   [_]
Rule 12g-4(a)(2)(i)    [_]                       Rule 12h-3(b)(3)(i)    [_]
Rule 12g-4(a)(2)(ii    [_]                       Rule 12h-3(b)(2)(ii)   [_]
                                                 Rule 15d-6

Approximately number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934

                                Mallinckrodt Inc
                                ----------------
has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 17, 1999                  By:  /s/  Roger A. Keller
                                            ----------------------------------
                                            Name:  Roger A. Keller
                                            Title: Vice President, Secretary &
                                                   General Counsel